UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

SEC FILE NUMBER: 1-6249 CUSIP NUMBER: 976391102

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Winthrop Realty Trust

Full Name of Registrant

Former Name if Applicable

7 Bulfinch Place, Suite 500

Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02114

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In light of the Trust’s Plan of Liquidation which was approved on August 5, 2014 by the Trust’s common shareholders, the Trust was required to adopt liquidation accounting as of August 1, 2014. Due to dual accounting treatments for the Trust’s assets, going concern accounting for the period from July 1, 2014 through July 31, 2014 and liquidation accounting for the period from August 1, 2014 through September 30, 2014, as well as the number of the Trust’s assets and the complexities associated with determining their value in accordance with GAAP, the Trust has been unable, without unreasonable effort or expense, to finalize the management’s discussion and analysis section of its Form 10-Q for the quarterly period ended September 30, 2014 (the “10-Q”).

During its quarterly review process management determined that one of the internal controls over financial reporting was not operating effectively after the adoption of the liquidation basis of accounting; specifically in regard to the calculation of non-controlling interest of a single joint venture. Management is still evaluating whether the control not operating effectively could rise to the level of a material weakness. Previously filed Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q or any other filing with the Securities and Exchange Commission were not impacted.

It is expected that the 10-Q will be filed on or prior to November 14, 2014.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Garilli	617	570-4614
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the change to liquidation accounting, the Trust is not required to provide results of operations for the quarterly period ended September 30, 2014. The results of operations that will be provided in the Form 10-Q will be for a one and seven month period ended July 31, 2014 as compared to a three and nine month period ended September 30, 2013.

Winthrop Realty Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10 , 2014	By	/s/ John Garilli

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).